SAM'S

SEAFOOD

From The Sea To The Table

04054250

28/04/04

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

SUPPL

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

82-34648

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 28/04/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

dlw 5/19

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

SAM'S SEAFOOD HOLDINGS LIMITED
Australian Stock Exchange symbol: SSS
Head Office 43 Holt St Eagle Farm Qld 4009 Australia
Postal PO Box 393 Hamilton Qld 4007
Telephone +61 7 3131 4100 **Facsimile** +61 7 3268 5231
Website www.sams.com.au **Email** info@sams.com.au **ABN** 72 098 448 321

SAM'S

SEAFOOD

From The Sea To The Table

SAM'S SEAFOOD HOLDINGS LIMITED
43 Holt Street, Eagle Farm , Qld 4009, Australia
PO Box 393, Hamilton 4007, Australia
Phone: 61 7 3131 4100, Fax: 61 7 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

27 April 2004

Company Announcement Office
The Australian Stock Exchange Limited

ANNOUNCEMENT TO THE MARKET

CHANGE OF REGISTERED OFFICE ADDRESS

With effect from commencement of business on 27 April 2004, the registered office of Sam's Seafood Holdings Limited will be changed:

From: 15 Hercules St, Hamilton, Qld 4007, Australia

To: 43 Holts St, Eagle Farm, Qld 4009, Australia

The postal address remains unchanged: PO Box 393, Hamilton, Qld 4009, Australia

Ken Situ
Company Secretary